EARNINGS RELEASE

TIM PARTICIPAÇÕES

1st QTR 2014

1st
QTR
2014

TIMP3 NOVO MERCADO BM&FBOVESPA

TIM
Você, sem fronteiras.

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the First Quarter of 2014

BM&FBOVESPA* (lot = 1 share) TIMP3: R$ 12.46 NYSE* (1 ADR = 5 ON shares) TSU: US$28.11 (*) closing prices of May 8th, 2014

Rio de Janeiro, May 8th, 2014 – TIM Participações S.A. (BOVESPA: TIMP3; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the first quarter of 2014. TIM Participações S.A. (“TIM Participações” or “TIM”) provides telecommunication services with a nationwide presence in Brazil.

The following financial and operating consolidated information, except where otherwise indicated, is presented according to IFRS (International Financial Reporting Standards) and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the first quarter of 2013 (1Q13) and fourth quarter of 2013 (4Q13), except when otherwise indicated.

Investor Relations Contacts ri@timbrasil.com.br Twitter: @TIM ri www.tim.com.br/ir (+55 21) 4109-3360 / 4109-4017 / 4109-3751 / 4109-3446 TIM IR App:

Main Operational Highlights

•

Data users grew 20% YoY reaching 36% of total base, with 3G users at 26.6 mln (+85% YoY);

•

Postpaid customer base grew 12% YoY, or 16% excluding mini-modems and M2M;

•

Leadership position in handset market with 37% of total operators sales;

•

Mobile Payback (SAC/ARPU) stood flat at 1.6x

•

Live TIM customer base reached 75k users, adding 14.7k clients. Addressable households surpassed 1.1 mln;

•

Fiber-To-The-Site (FTTS) expansion: inclusion of 31 new cities in 2014.

Main Financial Highlights

•

Mobile Net Service Revenues grew 1.4% YoY, while “business generated” net revenues (outgoing+VAS) grew 9% YoY. Top-line stood stable largely impacted by MTR cut;

•

Gross Data Revenues was up 20% YoY, reaching R$1.5 bln, or 25.2% of mobile gross service revenues (vs. 21.4% in 1Q13);

•

EBITDA totaled R$1.32 bln (+8% YoY) with EBITDA margin at 28.0% and Service margin (ex-handset) at 33.2%;

•

Net Income totaled R$372.1 mln, an increase of 22% A/A;

•

Investments totaled R$612.9 million in Q1, a sound increase of 30%, being almost 95% allocated to infrastructure.

MESSAGE FROM MANAGEMENT

Dear Shareholders and Analysts,

Just one year ago I wrote my first message to you and to the market, briefly after assuming the leadership at TIM, one of Brazil’s largest and most relevant companies. I remember that at that time I said I was highly motivated and determined to be part of a very qualified team, which is committed to TIM’s success. I have also communicated, in that occasion, the beginning of a new growth path for the company, based on four key strategic pillars: Infrastructure and Network Quality; Offer Evolution and Innovation; Institutional Relationship and Transparency; and People / Organization / Culture and Values.

After four full quarters, I’m pleased to inform you that the trajectory initiated has been extremely rewarding, with significant results obtained in each one of our key priorities. In particular, I would like to highlight the achievement of positive indicators, one more time in the last quarter, of both financial results as well as market and operational performance metrics.

I remain as such highly motivated and committed, with the certainty that we are building solid platforms that will guarantee the sustainability of our business in the long term.

Infrastructure and Network Quality:

In the last quarter we could confirm that after a substantial effort dedicated to the improvement of our infrastructure and quality, there is encouraging evidence on the improvement of all major network quality indicators, with the reduction of customer complaints and a large increase in capacity, in particular at the cities where we have already implemented the “Mobile BroadBand” project, which has already covered 50 municipalities in the first quarter of 2014 and which will reach over a hundred cities by year end, benefitting more than half of our total network traffic. We are connecting optical fiber to over 85% of our antennae in those cities, and have observed that there is a significant improvement in our customer’s internet experience, with average connection speeds going from around ~800Kbps to over 2Mbps in the cities where the project has been concluded. In addition to the network capacity increase, we have also recently concluded the internalization of all of the network monitoring activities, allowing for more agile responses, more control and efficiency and an improvement of the network availability in general.

Investments:

We have ended this last quarter with R$613 million investments, an increase of almost 30% when compared to the same period in 2013. These investments were focused towards the expansion and optimization of our 3G coverage and capacity, as well as the continued deployment of the 4G coverage plan, in line with our strategy of privileging the infrastructure for data services growth. We estimate reaching total investment of R$3.8 billion by the end of 2014, of which over 90% dedicated to the infrastructure elements.

Offer Evolution and Opportunities in the Data World

We remain determined on the process of building our data services platform and we are certain that TIM is well positioned to capture a good portion of the data usage and Internet access growth through the phenomenon of fixed -mobile substitution. As previously highlighted, Brazil presents demographic characteristics which privilege mobile access (be it for infrastructural or purchase power reasons), and we still expect a significant growth of both our data users base and revenues generated by Internet access and value added services. Out of our total subscriber base today, only 37% are data users, a significant evolution from the 31% in the same period last year, but still with a large growth potential. Aiming for this growth we continue with our strategy of equipping the user base with data enabled handsets, and today almost 60% of the user base is already equipped with those. We maintain the leadership in handset sales, while keeping a great focus in service innovation, including offers such as music, data security, financial services, social networks and several types of content services.

Fixed Operations and Presence in Corporate Clients:

Making a good use of the infrastructure synergies obtained through the deployment of optical fiber in our mobile networks, we continue to observe a solid performance in the key business indicators of our fixed residential broadband operation, TIM Fiber, with its Live TIM service. In the first quarter of 2014 we have reached the mark of over 1.1 million homes passed, obtained excellent customer satisfaction indicators with the offers and the quality of service, closing the quarter with over 75 thousand users and a 40% market share on connections above 34 Mbps in the cities of São Paulo and Rio de Janeiro.

In what concerns the services to corporate clients, we have adopted, from this last quarter, a new positioning of the Intelig brand, which starts now to be communicated as  “TIM Corporate Solutions”, reflecting a stronger focus on the segment and its growth possibilities brought by a better use of the fiber infrastructure synergies, in particular over the last mile connections. This repositioning process includes also the geographic expansion beyond the Rio-São Paulo region, a solid market share increase plan and the improvement in all financial performance metrics.

The same dedicated focus and differentiated attention has also been reinforced in the positioning with the corporate and business users of our mobile services.

Financial Results:

Despite the continuity of a slower growth macroeconomic environment, and of the important impact on both Revenues as well as EBITDA represented by the fall of the mobile termination tariff (MTR / VU-M), now in their third consecutive year of reduction, the company was able to obtain, one more time, positive financial results, coming from a careful management of efficiencies, costs and operational performance improvement. As an important operational data point for the analysis of the organic performance of the business, we highlight the significant growth of the revenues generated by our user base (outgoing traffic), which reached almost 9% when compared to the same quarter last year. Just for comparison purposes, when isolated of the MTR reduction effect, we have observed net service revenues growth in line with the expected. As key indicators of the positive financial performance of the company, I call the attention to the growth of EBITDA and Net Profit over the same period last year, which reached respectively 8% and 22%.

Perspectives for the following quarters:

For the upcoming quarters, we expect a continuation of the slightly more challenging growth scenario given the intense competition environment, but reinforce our commitment to keep investing in the network quality, coverage and innovation capacity as key competitive differentiation elements for maintaining our growth.

We will keep focusing on evolving our offer portfolio, launching services that aim to expand and facilitate mobile data usage, such as financial services and additional value added services. We will also strengthen our Infinity and Liberty offers, with new data and voice packages.

On the regulatory front we expect more definitions in the short term regarding the upcoming 700Mhz 4G auction, which will be an important milestone to our industry and to the broadband development in Brazil, and we will be prepared to participate in this new stage of the evolution of data services in the country.

In conclusion, we continue firmly on our commitment of maintaining the positive results of the company through a relentless execution of our strategic plan, always observing our stated values of Quality, Transparency and Innovation.

Rodrigo Abreu

Chief Executive Officer

MARKETING AND INSTITUTIONAL DEVELOPMENTS

Internet: Stepping-up consumer’s needs

In Q1, due to the growing data usage, TIM launched new options of data plans for prepaid customers. Now, in addition to the 10MB daily data cap available in Infinity Web and Infinity Web+Torpedo plans, customers also have a new 30MB daily cap option for R$1 per day in the Infinity Web plan (internet usage only) or R$1.25 in the Infinity Web+Torpedo plan (internet and unlimited on-net and off-net SMS – the combined price is charged independently of the service used). The original Infinity Web and Infinity Web+Torpedo with 10MB cap are still available for R$0.60 and R$0.75 respectively per day of use. In all the aforesaid plans, the maximum speed is 500 Kbps.

A new App Store: Expanding the portfolio of services

In this quarter TIM reshaped its own app store called “TIM App Shop” launched in 2009. The new store, which is available for all platforms (Android, IOS, Blackberry and others) has more than 55 thousand apps, bringing new contents such as games, social media, news, weather forecasts and sports (in portuguese and english). The app store access costs R$1.99 per week for unlimited downloads within the seven days period, with no data traffic fee. The payment process is facilitated by a new method that excludes the necessity of a credit card, since the tariff is deducted from the prepaid customer’s credits or charged directly to the postpaid customer’s monthly bill.

And a new value added service:

In Q1, TIM added a new product to its family of value added services, TIM Protect Backup. It was thought to ensure safety of customer’s devices and information. Customers can store documents, photos, music and videos in the cloud and access them on all devices through TIM Protect Backup app or www.timprotect.com.br/backup in a simple and reliable platform. Cloud storage also has the possibility of content sharing via email and social media. TIM offers 4 plans monthly charged: 5GB of capacity for R$ 5.90; 10GB for R$ 7.90; 30GB for R$ 14.90; and 100GB for R$ 29.90, deducted from prepaid customer’s credits or charged directly in the postpaid customer’s bill.

TIMmusic: Now available on mini-modens

Launched in 2Q13, TIMmusic, the unlimited music app, has consolidated as a leading provider for digital music in Brazil. Till 1Q14, the app conquered nearly 400,000 users that downloaded more than 32 million songs. Starting this quarter, TIM provides the app for modems in TIM Communicator, enabling computer users to enjoy all TIMmusic advantages. New customers have a free-trial period of seven days for prepaid or one month for postpaid. The price after this period is the same for all devices: R$0.50 per day of use or R$2.90 per week for prepaid, and for postpaid it is charged a fee of R$12.90 only the month of use or R$9.90 every month.

Corporate segment

TIM launched the “MDM TIM+KNOX” plan in a partnership with Navita and Samsung. The offer provides a “virtual container” on devices and tablets which isolates corporate from personal data allowing companies to monitor, protect and do remote management more efficiently and safely. TIM is the first operator in the market to offer this service for large corporate customers, compatible with Samsung handsets running Android OS and having KNOX solution installed. The offer price varies according to the number of activated lines and it can be adapted according to customer’s needs.

Handsets: Best value for money

This quarter TIM started to sell Moto G, the new Motorola Mobility smartphone that comes with Android 4.3 Jellybean operational system. The device has an elegant design with a 4.5’’ screen which provides better view of movies, photos, video chats and more. The price is R$699 and it can be paid in 12 installments using the credit card for new and existing clients. All devices sold by TIM are unlocked.

OPERATIONAL PERFORMANCE

BRAZILIAN MARKET OVERVIEW

Brazilian mobile market reached 273.6 million lines by the end of 1Q14, representing a yearly growth of 3.6% (vs. 5.3% in 1Q13) and a penetration rate of 135.3%, up from 133.7% in 1Q13. The reduction in pace for subscriber growth is a result of: i) already high penetrated market, people using multiple SIM-cards and ii) a less dynamic economic environment. Nonetheless, the mobile market growth is still supported by machine-to-machine business and migration from prepaid to postpaid segment.

Brazilian Mobile Market

(Million of lines; Penetration rate)

128.0
130.4
131.6
132.8
133.7
134.3
135.3
136.4
135.3
YoY%
250.8
256.1
258.9
261.8
264.1
265.7
268.3
271.1
273.6
3.6%
45.6
46.9
48.7
50.9
52.7
54.7
56.9
59.5
61.4
16.5%
205.2
209.2
210.2
210.9
211.4
211.1
211.3
211.6
212.2
0.4%
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
Prepaid
Postpaid
% Penetration

Source: Anatel

Overall market net additions regained pace and accelerated, totaling 2.5 million lines, an increase of 10.6% versus 2.2 million registered in the same period of the last year, mainly due to:

(i)

Postpaid segment reached 61.4 million lines (+16.5% versus March 2013). Important to highlight that voice postpaid came at 45.8 million lines (+18.8% YoY) representing 74.6% of total postpaid, while machine-to-machine access came at 8.7 million (+20.5% YoY).

(ii)

Prepaid segment reached 212.2 million lines (+0.4% YoY), accounting for 77.6% of total Brazilian market.

TIM’s PERFORMANCE

TIM’s subscriber base ended the first quarter of 2014 with 73.9 million lines, 3.8% up against 1Q13, and in line with Brazilian market growth of 3.6%. Market share posted a timid expansion reaching 27.02% (vs. 26.98% a year ago).

TIM total subscriber base with 3G devices ended the first quarter of 2014 with 26.6 million users, a 85.1% increase against the same period last year, and above total market growth of 71.9%. Market share in 3G reached 25.23% (vs. 23.44% in 1Q13).

Regarding the 4G subscriber base, TIM reached 675k users in the 1Q14, posting a substantial increase of 66.9% QoQ. Market share rose to 32.53% (vs. 20% in 2Q13, when the 4G was launched), showing that the Company’s strategy on 4G is paying off (lower investment in the auction, along with lower costs of network deployment).

Market Share per Tecnology

3G
42.3%
Claro
36.7%
TIM
23.4%
25.2%
Vivo
23.2%
24.1%
12.8%
Oi
10.3%
1Q13
2Q13
3Q13
4Q13
1Q14
4G
46.8%
41.3%
Vivo
32.5%
TIM
20.7%
20.2%
15.4%
Claro
Oi
12.3%
10.7%
2Q13
3Q13
4Q13
1Q14

Source: Anatel

Regarding gross additions figures for 1Q14, TIM registered 9.2 million of new lines, the same amount registered in 1Q13. Disconnections amounted 8.7 million lines in the first quarter (or +4.1% YoY) versus 8.4 million in 1Q13, resulting in net additions of 485.6k (vs. 856.2k on the same period of last year), with a churn rate of 11.9% (vs. 11.9% in 1Q13). The churn rate of the Company is still being impacted by our austere disconnection policy.

Postpaid customer base reached 12.2 million users, a 11.9% yearly growth (vs. 13.2% in 1Q13). In this quarter, TIM showed negative net adds of 55.7k in Postpaid clients (vs. 208.7k positive net adds in 1Q13).

•

Voice and data (smartphones) postpaid users reached 10.4 million (+15.9% YoY)

•

Machine-to-machine business reached 1.2 million accesses (+1.3% YoY)

•

Mobile broadband (mini-modems and tablets) reached 635.9 thousand accesses (-18.1% YoY)

As for the prepaid segment, users totaled 61.7 million, up 2.3% YoY, being “Infinity Pré” more than 59.9 million users or 97.1% of the base are in that segment. TIM continues to lead the prepaid market in Brazil, due its pioneering position and transparent concepts.

TIM Total Base

Prepaid
+2.3% YoY
83%
2%
14%
Broadband
Postpaid
-18.1% YoY
M2M
Postpaid
+1.3% YoY
Voice
Postpaid
+15.9% YoY

Source: Anatel

QUALITY AND NETWORK

QUALITTY DEVELOPMENTS

As for network quality KPI’s, we will be disclosing this quarter voice and data indicators audited by Anatel until October 2013, being the figures for 4Q13 and 1Q14 estimates by TIM. From 1Q13 to 1Q14, the metrics, shown below, stood within Anatel’s target, with relevant quality improvements in two out of four indicators in 1Q14 when compared to 1Q13.

As for caring quality indicators, TIM kept its good position, being the least claimed telecom group at the consumer’s protection agencies registered in SINDEC1 (PROCON), with a volume of complaints 73% lower than the most demanded company.

Claims at Consumer's Protection Agency (Procon)

Quarterly Claims in thds (lower the better).

44.4
26.8
15.0
10.3
45.5
P3
25.9
P1
25.5
P2
12.1
TIM
1Q13
2Q13
3Q13
4Q13
1Q14

Source: SINDEC - Procon

In the first quarter of 2014, the company continued to implement its Quality Plan, focusing on the most important cities for quality improvement, accelerating network development and changing perception. Comparing to 2013 we have raised the number of cities under the Quality Plan scope to 599 cities for 2014 from 195 cities. In 1Q14, TIM reached 37% of the target of cities.

This program is on track and it has already showed improvements on the network quality indicators, accompanied by customer care processes revision and development. These initiatives resulted in a significant reduction of 37% on monthly average network complaints at Anatel (network repair + call completion) in 1Q14, when compared to the same average of 1Q13.

Keeping the effort towards transparency, “TIM Portas Abertas” initiative will continue in 2014. The website and mobile app publishes the coverage maps and quality improvement indicators for the entire country, while inviting customers to give feedback. Along the first quarter we have received more than 500 thousands contributions per month. Every customer feedback is taken into account and when quality is improved a return answer is sent to each customer. Since the program started, more than 380 thousands contributions were answered, levering up the quality perception of close to 76% of the targeted customers.

NETWORK EVOLUTION

As for network evolution, on the 1Q14 more than 1,200 TRXs (elements for voice) were implemented, while close to 13,000 data channel elements and 1,800 km of optical fiber were also added. These elements additions along with other network equipments are allowing the Company to keep improving its network quality.

The GSM coverage totaled 94.8% of the urban population in the first quarter of 2014, serving 3,404 cities. 3G coverage reached 35 new cities in 1Q14, serving 1,035 cities or 78% of the urban population in Brazil. The company will keep the pace to increase the 3G coverage in 2014. As for the 4G, TIM covers 27% of the Brazilian urban population.

The Wi-Fi project is speeding up as well. TIM added more than 190 new hotspots in the first quarter of 2014. TIM Wi-Fi is available in 22 airports of 13 states. São Paulo has the biggest coverage.

The Mobile BroadBand Plan closed the first quarter of 2014 reaching 53 cities, adding 14 cities this quarter. The average throughput gain for the cities that have completed the process is remarkable, to ~2.1Mbps from ~800Kbps, proving the efficiency approach being used by the project, tackling Access (HSPA+ and dual carrier), Transport (backhaul and backbone using FTTS and high capacity microwave links), and IP-Core (caching, peering and transit).

The FTTS project, which is one of the pillars of the MBB Plan, have been restructured for 2014 including more 31 cities in the implementation roll out for this year. Also the 5% left from 2013 have been included in the 2014 implementation target. In the first quarter we have 11% of the project concluded, reinforcing the company commitment to enhance the network quality perception.

FIXED BROADBAND: LIVE TIM

Live TIM finished the first quarter of 2014 with more than 75 thousand users, adding 14.7 thousand clients this quarter. The great majority of customers are in the 35Mbps offer and the remainder on the 50Mbps plan – speeds are guaranteed at rate of 80% and current average speed is at 38.9Mbps per connection, above ANATEL´s minimum requirement and market average of 2.7Mbps. Also, its worth highliting that the good results achieved are based, mainly, on the quality of the service, which reflects on the customer’s satisfying level being way above the market’s.

At the end of 2014 first quarter, Live TIM had more than 11,900 buildings connected (vs. 5,200 in 1Q13), pointing to an addressable market of over 1.1 million clients in São Paulo and Rio de Janeiro. Prospect clients registered in Live TIM website reached more than 597k (vs. 237k in 1Q13).

CORPORATE SOCIAL RESPONSIBILITY

This quarter, “Instituto TIM” (TIM Institute) opened registration for middle school teachers who want to participate in the “TIM Faz Ciência” project (TIM Makes Science), which will distribute printed and virtual learning material on science education. The initiative is focused on fourth and fifth grades public schools teachers. Materials will be delivered free of charge and teachers can participate in an online course to learn more about the proposal. Two thousand professors will be part of the action that might impact 60,000 children in 2014.

TIM Institute also started a partnership with “Instituto Nacional de Matemática Pura e Aplicada” (National Institute for Pure and Applied Mathematics), through a Memorandum of Understanding, which provides, among other things, support to the 10th Brazilian Public Schools Mathematical Olympics (OBMEP), held annually by the institution. TIM is the first company to support the initiative, which will also help producing video lessons for the site called "Portal da Matemática” (Math Web Portal).

FINANCIAL PERFORMANCE

OPERATING REVENUES

Total gross revenues in the quarter reached R$7,043 million (+0.3% YoY), driven by mobile gross revenue (+2.2% YoY), which was strongly impacted by the “business generated” (outgoing+VAS) with +7.3% YoY. This performance counterbalanced the MTR cut negative impact on revenues (total interconnection revenues -22.9% YoY) and fixed business performance (-24.6% YoY).

Gross revenues breakdown and highlights in 1Q14 are presented as follows:

Mobile usage and monthly fee gross revenues reached R$2,802 million this quarter, showing resilient performance with 4.0% increase YoY, thanks to the improvement on both prepaid and postpaid local usage and a better postpaid mix (16.5% of total base vs. 15.3% in 1Q13).

Value Added Services (VAS) gross revenues totaled R$1,500 million in 1Q14, with a solid double digit growth (+20.4% YoY). This performance is a result of the continuous strong adherence to Infinity and Liberty data plans, leading data users to reach 36% of total customer base (up from 31% in 1Q13). In addition, a strong usage stimulus leveraged providers and content revenues. As percentage of mobile gross service revenues, VAS reached 25.2% in 1Q14 vs. 21.4% in 1Q13.

Long distance gross revenues stood at R$815 million in 1Q14, a small decline of -1.8% YoY, driven mainly due to a reduction in LD traffic usage.

Interconnection gross revenues in 1Q14 dropped 22.9% YoY to R$775 million. The interconnection revenues were negatively impacted by two MTR cuts: the first one of ~11% in April 2013 and the second of ~25% in February 2014. Additionally SMS business reduced its pace impacting the incoming revenues.

Fixed business gross revenues, including Intelig, TIM Fixo and Live TIM, totaled R$222 million this quarter, a sharp decline of -24.6% when compared to the same period of last year. This result is mainly due to Intelig ongoing business restructuring process.

Product sales gross revenue declined -4.0% YoY, reaching R$863 million in this quarter. This performance is mainly explained by the reduction of 8.2% YoY in the number of devices sold during the quarter, following macro environment lower pace.

Total net revenues reached R$4,702 million in 1Q14, flat on a year-over-year basis. Total Net Services Revenues came at R$4,100 million in 1Q14 also flat on a year-over-year basis. Just for a better understanding of operational business performance, if we were to exclude MTR cuts effects, total net services revenues would have been R$4,242 (3.8% increase vs. 1Q13).

ARPU (average revenue per user) reached R$18 in 1Q14, down -2.7% YoY, mainly due to MTR cut aforesaid. Once again, if we exclude the MTR cut effect ARPU ex-MTR would have grown 0.8% YoY, thanks to a good performance of outgoing business and data.

MOU (minutes of use) reached 140 minutes in this quarter, down -3.1% YoY when compared to 1Q13, mainly due to a decrease in LD traffic.

OPERATING COST AND EXPENSES

In 1Q14, operating costs and expenses totaled R$3,385 million, a decrease of 2.9% YoY, largely explained by a good performance of network & interconnection costs (-11.7% YoY). Without handset costs, total operating expenses would decrease by 3.3% YoY.

Costs and expenses breakdowns in 1Q14 are presented as follows:

Personnel expenses reached R$228 million in 1Q14, a growth of 13.6% when compared to the same period of last year, due to yearly inflation adjustment, network insource process and the increase in owned stores from 133 to 162 in 1Q14. Total employees achieved 12,225 people (+5.6% versus 1Q13).

Selling & Marketing expenses amounted to R$980 million in 1Q14, an increase of 3.5% versus the same period of last year and impacted by higher expenditures in advertising (+6% YoY) and opening costs related to new own stores. On the other hand, prepaid disconnection policy aided TIM to keep a clean customer base and show a stable trend for FISTEL taxes (R$258 mln in 1Q14).

Network & Interconnection costs reached R$1,194 million in 1Q14, a sound decrease of 11.7% on a yearly comparison, driven by MTR cut and voice/SMS off-net traffic reduction.

•

Leased lines costs (EILD) had a stable performance in a yearly comparison. Such performance is largely impacted by the development of a proprietary infrastructure and usage of TIM Fiber’s network, amid double digit data traffic increase.

•

As for Interconnection cost (-23% YoY), MTR cut brought savings in mobile interconnection. As aforesaid on ITX revenues, in 1Q14 there were two impacts of MTR cuts: the first one at ~11% in April 2013 and the second at ~25% in February 2014. Besides the MTR cut reducing Company’s cost of interconnection, it also worth noting a change in the tariff mix due to a reduction on off-net usage (voice and SMS).

General & Administrative expenses (G&A) amounted to R$150 million in 1Q14, a decrease of 5.8% YoY.

Cost of Goods Sold reached R$646 million in 1Q14, a decrease of 1.5% versus the same period of last year while handset revenue decreased 3.4% YoY due to a smaller amount of handsets sold. The Company maintained the strategy to increase penetration of smartphones as a way to empower data usage and increase customer’s internet experience. It is worth mentioning that above 83% of the handsets sold this quarter were smart/webphones.

Bad Debt expenses increased 4.8% YoY in 1Q14 to R$76 million, representing 1.08% as a percentage of gross revenues (almost flat vs. 1.03% in 1Q13). It is indeed an efficient performance in a quarter despite an improvement in the postpaid mix (15.3% in 1Q13 vs. 16.5% in 1Q14).

Other operational expenses reached R$111 million in 1Q14, an increase of 10.8% vs. 1Q13 mainly due to higher costs of mobile tax FUST/FUNTTEL in the quarter and losses with contingencies.

Subscriber Acquisition Costs (where SAC = subsidy + commissioning + total advertising expenses) came at R$29.6 in 1Q14, an increase of 3.2% YoY due to a slightly increase in advertising and promotions. However, the SAC/ARPU ratio (indicating the payback per customer) remained stable at 1.6x versus the same period of 2013.

EBITDA

EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) reached R$1,317 million in the first quarter of 2014, a solid increase of 7.6% over the same period last year. The improvement was supported by a better contribution margin2 (+7% YoY): value added services had once again a key role, together with a better off-net traffic cost for both voice and SMS. Excluding MTR cut impact, EBITDA would have been R$1,387 or 13.4% yearly growth.

EBITDA margin also showed a significant improvement of 200bps in 1Q14, reaching 28.0% vs. 26.0% in 1Q13. Additionally, margin was helped by a deceleration in handset revenues of 3.4% YoY.

EBITDA margin on services (excluding handset revenues and costs) came at 33.2% in 1Q14, an improvement vs. 30.7% in 1Q13.

EBITDA

(R$ bln)

1.22
+13.4%
+7.6%
1.39
0.07
MTR Impact
1.32
1Q13
1Q14

	1Q13	1Q14
EBITDA Margin	26.0%	28.0%
Service Margin	30.7%	33.2%

Source: Company

EBIT

EBIT (earnings before interest and taxes) totaled R$587 million in 1Q14, an increase of 7.8% on a yearly comparison. EBIT margin came at 12.5% vs. 11.6% in 1Q13.

NET FINANCIAL RESULT

Net financial result came at -R$35.8 million in 1Q14, improving by 49.6% when compared to -R$71.1 million in 1Q13. The better performance can be explained mainly by:

•

Higher financial revenues, totaling R$143.5 million in 1Q14 (+R$46.8 million vs. 1Q13 or +48.4%), following a better cash position of R$3.6 billion in 1Q14 vs. R$2.8 billion in 1Q13, which generated higher interest on cash (interest rate rose 350bps in the period).

•

Modest increase of 6.5% YoY on financial expenses, to R$177.9 million in 1Q14. The combined effect of gross debt increase (from R$ 4.3 billion in 1Q13 to R$ 4.9 billion in 1Q14) and interest rate hike has been substantially offset by a positive MTM effect.

INCOME AND SOCIAL CONTRIBUTION TAXES

Income and Social Contribution taxes came at R$179 million in 1Q14, an increase of 7.1% compared to R$167 million in 1Q13, even with a +16.5% in Income before taxes. Effective tax rate was down by 280bps YoY, at 32.5% (vs. 35.3% in 1Q13).

NET INCOME

Net Income totaled R$372 million in 1Q14, a sharp increase of 21.6% versus R$306 million versus same period last year, with EPS (Earnings per Share) reaching R$0.15 (vs. R$0.13 in 1Q13).

CAPEX

Investments totaled R$613 million in the first three months of 2014, a relevant increase of 30.3% versus the same period of last year. This variation can be partially explained by a lower base of comparison in 1Q13, which was impacted by longer contracts renewals processes with network suppliers. It’s worth highlighting that almost 95% of the total Capex was dedicated to infrastructure, confirming the commitment to improve availability and quality of services.

TOTAL DEBT, CASH AND FREE CASH FLOW

Gross Debt amounted to R$4,934 million in 1Q14, an increase of 14.0% if compared to the R$4,328 million by the end of 1Q13, due to new BNDES drawdowns meant to finance the Group Capex.

Company's debt is concentrated in long-term contracts (78% of the total) composed mainly by financing from BNDES (Brazilian Economic and Social Development Bank), EIB (European Investment Bank) and Banco do Brasil, as well as borrowings from other top local and international financial institutions.

Approximately 35% of total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. The average cost of debt totaled 9.04% in 1Q14 compared to 7.52% in 1Q13 due to a ramp-up of the market interest rate.

Cash and Cash equivalents reached R$3,619 million in 1Q14 (+30.5% vs. R$2,773 million in 1Q13) with an average cash yield of 10.4% (compared to 7.00% in 1Q13).

Net debt position reached R$1,314 million in March/2014 versus R$1,555 million by the end of 1Q13.

As for the Operating Free Cash Flow in 1Q14, it came negative at R$1,571 million, up 14.3% from a negative R$1,374 in 1Q13, including a R$ 230 million calendar negative impact of the FISTEL payment that occurred totally in 1Q14, while it was partly delayed to 2Q in 2013.

The Net Cash Flow of the period at R$ -1,735 million was almost in line with R$ -1,706 in 1Q13 or better by R$ 201 million excluding the above mentioned effect on FISTEL payment.

OWNERSHIP BREAKDOWN

Telecom Italia
100%
Telecom Italia International N.V.
100%
TIM Brasil Serv. e Part. S.A.
Minorities
(1,611,969,946) ON: 67%
ON: 33% (805,662,701)
TIM Participações S.A.
100%
100%
TIM Celular S.A.
Intelig

ABOUT TIM PARTICIPAÇÕES S.A.

TIM Participações S.A. is a holding Company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group Company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 95% of the urban population – the widest GSM coverage in Brazil, with presence in 3,404 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, besides having a sophisticated Third Generation (3G) network serving 78.1% of the country’s urban population. The Company has 450 networks available for international roaming for TIM clients in more than 200 countries across six continents.

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises “Plans and Promotions that Revolutionize”. It launched two families of plans – ‘Infinity’ and ‘Liberty’. The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, with 73.9 million lines in Brazil.

In December 2009, the Company concluded the merger of 100% of Intelig, which provides fixed, long distance and data transmission services in Brazil. This merger supports the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

In accordance with our commercial strategy of expansion of activities and strengthening of the Company’s infrastructure, its wholly-owned subsidiary TIM Celular acquired TIM Fiber RJ and SP, both merged into TIM Celular in 2012. Both Companies are providers of infrastructure and solutions to high performance communications, which serve the main municipalities of the metropolitan areas of the States of Rio de Janeiro and São Paulo, encompassing a potential market of approximately 8.5 million homes and more than 550 thousand companies in 21 cities, through an optical fiber network of 5.5 thousand kilometers.

TIM Participações is a publicly-held Company, whose share are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a selective group of companies of the Corporate Sustainability Index (ISE) and the only telecom Company in Novo Mercado segment of BM&FBOVESPA.

    Consolidated company with a nationwide footprint since 2002
    Network: excellent GSM coverage and proven quality
    Innovative offers: new concepts leveraging TIM community
    Brand: associated to innovation
    Sustainability: Maintained in ISE index for 2014/2015
    Is listed in Novo Mercado since August 2011

  DISCLAMER

  This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

  ATTACHMENTS

  Attachment 1:

  Balance Sheet

  Attachment 2: 1Q14 Income Statements

  Attachment 3:

  1Q14 Cash Flow Statements

  Attachment 4:

  Operational Indicators

  The Complete Financial Statements, including Explanatory Notes, are available at the Company’s Investor Relations Website: www.tim.com.br/ir.

  Attachment 1

  TIM PARTICIPAÇÕES S.A.

  Balance Sheet

  (R$ Thousands)

DESCRIPTION	1Q14	4Q13	% QoQ	1Q13	% YoY
ASSETS	**27,286,046**	**28,138,167**	**-3.0%**	**25,422,296**	**7.3%**
CURRENT ASSETS	**10,060,148**	**10,740,804**	**-6.3%**	**9,403,942**	**7.0%**
Cash and cash equivalents	3,619,273	5,287,642	-32%	2,772,714	30.5%
Short-term investments	-	-	-	280	-100.0%
Accounts receivable	3,511,424	3,513,029	0.0%	3,933,159	-10.7%
Inventories	329,425	296,829	11.0%	336,850	-2.2%
Indirect recoverable Taxes	1,021,137	913,215	11.8%	912,615	11.9%
Direct recoverable Taxes	419,453	370,626	13.2%	340,276	23.3%
Prepaid expenses	962,191	206,354	366.3%	893,055	7.7%
Derivative contracts	20,397	11,969	70.4%	101,970	-80.0%
Other assets	176,846	141,140	25.3%	113,022	56.5%
NONCURRENT	**17,225,897**	**17,397,362**	**-1.0%**	**16,018,354**	**7.5%**
Noncurrent assets	**2,709,009**	**2,753,940**	**-1.6%**	**2,675,051**	**1.3%**
Long-term investments	36,062	28,681	25.7%	21,270	69.5%
Accounts receivable	32,120	35,959	-10.7%	46,162	-30.4%
Indirect recoverable Taxes	537,934	536,757	0.2%	204,827	162.6%
Direct recoverable Taxes	22,627	22,537	0.4%	21,846	3.6%
Deferred income and social contribution taxes	1,024,822	1,064,721	-3.7%	1,237,646	-17.2%
Judicial deposits	767,547	720,261	6.6%	950,872	-19.3%
Prepaid expenses	91,577	96,906	-5.5%	107,994	-15.2%
Derivative contracts	183,003	234,894	-22.1%	70,304	160.3%
Other assets	13,317	13,224	0.7%	14,132	-5.8%
Permanent Assets	**14,516,888**	**14,643,422**	**-0.9%**	**13,343,302**	**8.8%**
Property, plant and equipment	7,994,895	8,207,242	-2.6%	7,378,354	8.4%
Intangibles	6,521,993	6,436,181	1.3%	5,964,949	9.3%
LIABILITIES	**27,286,046**	**28,138,167**	**-3.0%**	**25,422,296**	**7.3%**
CURRENT LIABILITIES	**6,895,158**	**8,048,103**	**-14.3%**	**6,130,486**	**12.5%**
Suppliers	3,845,958	5,255,337	-26.8%	2,916,737	31.9%
Loans and financing	1,104,618	966,658	14.3%	906,469	21.9%
Derivative contracts	19,491	44,418	-56.1%	46,498	-58.1%
Leasing	10,422	9,557	9.1%	-	0.0%
Salaries and related charges	202,645	170,556	18.8%	162,704	24.5%
Indirect taxes, charges and contributions	582,849	580,625	0.4%	772,926	-24.6%
Direct taxes, charges and contributions	213,740	115,103	85.7%	193,491	10.5%
Dividends payable	396,838	396,879	0.0%	373,205	6.3%
Authorizations payable	73,119	77,216	-5.3%	376,177	-80.6%
Other liabilities	445,478	431,753	3.2%	382,279	16.5%
NON CURRENT LIABILITIES	**5,422,565**	**5,495,424**	**-1.3%**	**5,150,568**	**5.3%**
Loans and financing	3,678,695	3,779,998	-2.7%	3,498,150	5.2%
Derivative contracts	8,222	-	-	49,162	-83.3%
Leasing	315,618	313,113	0.8%	-	0.0%
Indirect taxes, charges and contributions	88	86	2.0%	346,202	-100.0%
Direct taxes, charges and contributions	220,502	226,668	-2.7%	177,516	24.2%
Deferred income and social contribution taxes	345,054	337,770	2.2%	215,870	59.8%
Provision for contingencies	397,756	372,075	6.9%	372,728	6.7%
Pension plan	1,084	1,084	0.0%	4,471	-75.8%
Asset retirement obligations	294,448	299,813	-1.8%	300,538	-2.0%
Other liabilities	161,098	164,818	-2.3%	185,931	-13.4%
SHAREHOLDERS' EQUITY	**14,968,322**	**14,594,640**	**2.6%**	**14,141,241**	**5.8%**
Capital	9,839,770	9,839,770	0.0%	9,839,770	0.0%
Capital reserves	1,219,190	1,217,640	0.1%	387,971	214.2%
Income reserves	3,540,599	3,540,599	0.0%	3,610,802	-1.9%
Treasury Stocks	(3,369)	(3,369)	0.0%	(3,369)	0.0%
Net Income for the period	372,132	-	-	306,067	21.6%

  Attachment 2

  TIM PARTICIPAÇÕES S.A.

  1Q14 Income Statements

   (R$ Thousands)

  Attachment 3

  TIM PARTICIPAÇÕES S.A.

  Cash Flow Statements

   (R$ Thousands)

  Attachment 4

  TIM PARTICIPAÇÕES S.A.

  Operational Indicators

  Footnotes

  1 SINDEC is the National System of Consumer Protection, which integrates 257 agencies (PROCONs). It is estimated that these PROCONs represent 48% of total Claims. Figures consider both mobile and fixed business.

  2 Contribution Margin = Net service revenues - Interconnection